UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 29, 2020, Husky Energy Inc. issued a press release announcing the voting results from its 2020 Annual and Special Meeting of Shareholders. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-236603) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	/s/ James D. Girgulis
James D. Girgulis
Date: April 29, 2020		Senior Vice President, General Counsel & Secretary

Exhibit A

Husky Energy Reports Voting Results from 2020 Annual and Special Meeting of Shareholders

At its Annual and Special Meeting of Shareholders held on April 29, 2020, Husky Energy Inc. announced the election of 16 nominees proposed for its Board of Directors as listed in the Management Information Circular dated March 24, 2020. KPMG LLP was appointed as auditors of the Corporation until the close of the next Annual Meeting of Shareholders.

The amendments to By-Law No. 1 of the Corporation were confirmed.

	Votes For		Votes Withheld
Nominee	Number	(%)	Number	(%)
Victor T.K Li	768,147,594	87.88	105,897,255	12.12
Canning K.N. Fok	768,144,857	87.88	105,899,992	12.12
William Shurniak	821,698,399	94.01	52,346,450	5.99
Robert J. Peabody	832,338,849	95.23	41,706,000	4.77
Stephen E. Bradley	865,033,428	98.97	9,011,421	1.03
Asim Ghosh	831,985,335	95.19	42,059,514	4.81
Martin J.G. Glynn	816,414,881	93.41	57,629,968	6.59
Poh Chan Koh	810,719,940	92.75	63,324,909	7.25
Eva L. Kwok	803,672,659	91.95	70,372,190	8.05
Stanley T.L. Kwok	811,616,077	92.86	62,428,772	7.14
Frederick S.H. Ma	868,160,081	99.33	5,884,768	0.67
George C. Magnus	865,091,683	98.98	8,953,166	1.02
Neil D. McGee	829,399,811	94.89	44,645,038	5.11
Colin S. Russel	827,931,304	94.72	46,113,545	5.28
Wayne E. Shaw	820,719,019	93.90	53,325,830	6.10
Frank J. Sixt	809,747,210	92.64	64,297,639	7.36

Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Kim Guttormson, Manager, Communication Services

403-298-7088